

July 25, 2013

<u>Via E-mail</u>
Thomas Prescott
Chief Financial Officer
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901

     Re: **Synovus Financial Corp.**
           Form 10-K for the period ended December 31, 2012
           Filed March 1, 2013
           File No. 001-10312

Dear Mr. Prescott:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Amit Pande

                                     Amit Pande
                                     Accounting Branch Chief